Filed by Fifth Wall Acquisition Corp. III pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934, as amended.

Subject Company: Fifth Wall Acquisition Corp. III

Commission File No. 001-40415

On July 5, 2023, Mobile Infrastructure Corporation posted the following on its website:

Mobile Infrastructure Corporation Provides an Update on its

Pending Merger, Public Listing and PIPE Investment

Q.	When is Mobile Infrastructure Corporation expected to complete its proposed public listing?

A.

The parties are working diligently to close the merger (the “Merger”) between Fifth Wall Acquisition Corp. III, a Cayman Islands exempted company (“FWAC”), and Mobile Infrastructure Corporation, which is expected to close in the summer of 2023, subject to the satisfaction of customary closing conditions. Upon the closing of the Merger, your shares of common stock are expected to be publicly listed on the NYSE or NYSE American under the ticker “BEEP.” After this time, shares of common stock will be able to be traded freely.

Q.	Are dividends on Mobile Infrastructure Corporation’s Series A Convertible Redeemable Preferred Stock and Series 1 Convertible Redeemable Preferred Stock continuing to accrue?

A.

Yes. Dividends on Mobile Infrastructure Corporation’s Series A Convertible Redeemable Preferred Stock and Series 1 Convertible Redeemable Preferred Stock are continuing to accrue in accordance with their terms.

Q.	What are the terms of the PIPE Investment?

A.

As previously disclosed, on June 15, 2023, FWAC and Bombe-MIC Pref, LLC, HSCP Strategic III, L.P., Harvest Small Cap Partners, L.P. and Harvest Small Cap Partners Master, Ltd. (each, a “PIPE Investor”) entered into subscription agreements pursuant to which, among other things, the PIPE Investors agreed to purchase 46,000 shares of Series 2 Convertible Preferred Stock (the “Series 2 Preferred Stock”) for a purchase price of $1,000.00 per share for an aggregate purchase price of $46,000,000 (the “PIPE Investment”).

Q.	When is the PIPE Investment excepted to close?

A.

The PIPE Investment will close immediately prior to the consummation of the previously announced Merger, which expected to close in the summer of 2023, subject to the satisfaction of customary closing conditions.

Q.	Does the PIPE Investment impact the intended listing of Mobile Infrastructure Corporation’s common stock?

A.	No. Upon the closing of the Merger, the combined company expects to be publicly traded on the NYSE or NYSE American under the ticker “BEEP.”

Q.	What are the terms of the Series 2 Preferred Stock?

A.

The shares of Series 2 Preferred Stock are non-voting shares of preferred stock. Shares of Series 2 Preferred Stock will receive dividends at a cumulative annual rate of 10% of the $1,000.00 per share liquidation preference for a period of one year, and will be paid in full on the conversion date. Dividends on Series 2 Preferred Stock will be paid in kind and will not be a cash event.

The Series 2 Preferred Stock will convert into 13,787,466 shares of common stock of the combined company on the earlier of (a) a change of control of the combined company and (b) thirty days after the date that the common stock first becomes listed on Nasdaq or the NYSE; provided that there has been no suspension or removal from listing during such thirty day period, and that such date shall occur prior to December 31, 2023.

The shares of common stock issued upon the conversion of the Series 2 Preferred Stock will be subject to a one-year lock-up and may not be transferred or traded by the holders thereof until the one-year lock-up expires.

For more information regarding the terms of the Series 2 Preferred Stock, see the section entitled “Description of New MIC’s Securities” in the preliminary joint proxy statement/prospectus of FWAC and Mobile Infrastructure Corporation, as filed on Form S-4 by FWAC with the Securities and Exchange Commission on July 5, 2023 and available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/1847874/000119312523181970/d411450ds4a.htm

Q.	Why is the PIPE Investment beneficial for Mobile Infrastructure Corporation?

A:

The proceeds from the PIPE Investment will strengthen the combined company’s balance sheet and facilitate the reduction of the combined company’s outstanding debt. We believe this will place the combined company in a stronger capital position, which will not only protect stockholders in the case of a volatile market environment, but will also provide financial flexibility to help drive external growth.

Q.	Why is this beneficial to me as a stockholder of Mobile Infrastructure Corporation?

A.

As a stockholder of Mobile Infrastructure Corporation, you have been in an illiquid stock for several years. The completion of the Merger is expected to give you liquidity on the NYSE or the NYSE American. Your shares of common stock of Mobile Infrastructure Corporation will be exchanged for common stock of the combined company, which will be freely tradeable following the closing of the Merger, while insiders and management will be subject to a lockup period.

Additional Information

This document relates to the proposed merger involving FWAC and Mobile Infrastructure Corporation (“MIC”). On January 13, 2023, FWAC filed a registration statement on Form S-4 (the “Form S-4”), most recently amended by Amendment No. 4 filed on July 5, 2023, with the Securities and Exchange Commission (“SEC”), which, when finally amended, will include a joint proxy statement of FWAC and MIC and that will constitute a prospectus of FWAC (including any amendments and supplements thereto, the “Joint Proxy Statement/Prospectus”). A definitive Joint Proxy Statement/Prospectus will also be sent to the stockholders of FWAC and MIC, seeking any required stockholder approvals. Investors and security holders of FWAC and MIC are urged to carefully read the entire Joint Proxy Statement/Prospectus, when it becomes available, and any other relevant documents filed with the SEC because they will contain important information about the Merger. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, the documents filed by FWAC can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and the documents filed by MIC can be obtained free of charge from MIC upon written request to MIC, 30 W. 4th Street, Cincinnati, Ohio 45202.

Participants in the Solicitation

FWAC, MIC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies, in favor of the approval of the Merger and related matters. Information regarding FWAC’s directors and executive officers is contained in the Form S-4. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Merger. This document also does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor will there be any sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, FWAC’s and MIC’s expectations or predictions of future financial or business performance or conditions, MIC’s assets or operations, the anticipated benefits of the proposed transactions, including the PIPE Investment, the expected use of capital following the transaction, MIC’s ability to accomplish the initiatives outlined above, the expected timing of the closing of the transaction and the expected cash balance of the combined company following the closing. Any forward-looking statements herein are based solely on the expectations or predictions of MIC or FWAC and do not express the expectations, predictions or opinions of Fifth Wall Asset Management, LLC and Fifth Wall Ventures Management, LLC, their affiliates and any investment funds, investment vehicles or accounts managed or advised by any of the foregoing (collectively, “Fifth Wall”) in any way. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “predicts,” “forecasts,” “may,” “will,” “could,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “potential,” “intends” or “continue” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in the section of the Form S-4 titled “Risk Factors.” These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are based on FWAC’s or MIC’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and neither FWAC nor MIC is under any obligation and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which FWAC and MIC have filed or will file from time to time with the SEC.

In addition to factors previously disclosed in FWAC’s and MIC’s reports filed with the SEC, including FWAC’s and MIC’s most recent reports on Form 8-K and all attachments thereto, which are available, free of charge, at the SEC’s website at www.sec.gov, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: risks and uncertainties related to the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals or stockholder approvals of FWAC or MIC are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions are not obtained, failure to realize the anticipated benefits of the proposed transactions, risks related to MIC’s ability to execute on its business strategy, attain its investment strategy or increase the value of its portfolio, act on its pipeline of acquisitions, attract and retain users, develop new offerings, enhance existing offerings, compete effectively, and manage growth and costs, the duration and global impact of COVID-19, the possibility that FWAC or MIC may be adversely affected by other economic, business and/or competitive factors, the number of redemption requests made by FWAC’s public stockholders, the ability of MIC and FWAC to leverage Fifth Wall’s affiliates and other commercial relationships to grow MIC’s customer base (which is not the subject of any legally binding obligation on the part of Fifth Wall or any of its partners or representatives), the ability of each of MIC and FWAC to leverage its relationship with any other company investor (including investors in the PIPE transaction) to grow MIC’s customer base, the ability of the combined company to meet the NYSE’s or NYSE American’s listing standards (or the standards of any other securities exchange on which securities of combined company are listed) following the proposed transactions, the risk that the announcement and consummation of the transaction disrupts MIC’s current plans and operations, costs related to the transaction, changes in applicable laws or regulations, the outcome of any legal proceedings that may be instituted against MIC, FWAC, or any of their respective directors or officers, following the announcement of the transaction, the ability of FWAC or combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future, the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions and purchase price and other adjustments; and those factors discussed in documents of MIC and FWAC filed, or to be filed, with the SEC. Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements are also provided in the Form S-4 and will be provided in the Joint Proxy Statement/Prospectus, when available.

Any financial projections in this document are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond FWAC’s and MIC’s control. While all projections are necessarily speculative, FWAC and MIC believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this document should not be regarded as an indication that FWAC and MIC, or their representatives, considered or consider the projections to be a reliable prediction of future events.

This document is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in FWAC or MIC and is not intended to form the basis of an investment decision in FWAC or MIC. All subsequent written and oral forward-looking statements concerning FWAC and MIC, the proposed transactions, or other matters, and attributable to FWAC and MIC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.